UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001- 39925

TIAN RUIXIANG Holdings Ltd

Room 918, Jingding Building,

Xicheng District, District, Beijing,

Xicheng District, District, Beijing, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Completion of Acquisition or Disposition of Assets.

As previously disclosed, on May 30, 2025, TIAN RUIXIANG Holdings Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company” or “TRX”), and its wholly-owned subsidiary, VitaCare Limited, a business company incorporated under the laws of the British Virgin Islands (the “Purchaser”), entered into a share exchange agreement (the “Agreement”) with Ucare Inc., an exempted company incorporated under the laws of the Cayman Islands (“Ucare”), all shareholders of Ucare listed in Schedule A of the Agreement (the "Sellers"), and Mr. Wei Zhu serving as seller representative. Pursuant to the Agreement, the Purchaser has agreed to acquire 100% of Ucare’s issued and outstanding shares from the Sellers (the “Acquisition”), in exchange for newly-issued class A ordinary shares (the “Class A Ordinary Shares”) of a par value of US$0.025 each, of TRX (the “TRX Exchange Shares”).

As previously disclosed, in connection with the transactions, on December 27, 2024, and April 17, 2025, the Company entered into (i) a Financial Advisory Engagement Letter and (ii) Amendment No. 1 to the Financial Advisory Engagement Letter (collectively, the “Financial Advisory Agreements”) with a certain consultant (the “Consultant”). Pursuant to the Financial Advisory Agreements, the Company agreed to issue to the Consultant and/or its designees an aggregate of 10% of the TRX Exchange Shares issued by the Company in the transactions, as consideration for the Consultant’s financial advisory services in connection with the transactions.

On June 30, 2025, the Company closed the Acquisition for a purchase price of 101,486,575 TRX Exchange Shares, valued at $150 million. On the same day, the Company issued an aggregate of 10,148,658 Class A Ordinary Shares, representing 10% of the TRX Exchange Shares, to the Consultant and/or its designees.

The foregoing description is qualified in its entirety by reference to the full text of the Agreement and Financial Advisory Agreements, which have been filed as Exhibits 2.1, 10.1 and 10.2 to the Company’s Form 6-K dated May 30, 2025 and are incorporated in this Report by reference.

Unregistered Sales of Equity Securities.

The disclosure contained under the section titled “Completion of Acquisition or Disposition of Assets” in this Report is incorporated herein by reference.

Other Events.

On June 30, 2025, the Company issued a press release to announce the closing of the Acquisition, which is attached to this Form 6-K as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
2.1	Share Exchange Agreement dated May 30, 2025 by and among the Company, VitaCare Limited, Ucare Inc., all shareholders of Ucare Inc., and Mr. Wei Zhu. (incorporated by reference to Exhibit 2.1 of the Company’s Form 6-K (File No. 001- 39925), filed on May 30, 2025)
10.1	Financial Advisory Engagement Letter dated December 27, 2024 by and between the Company and JAASH Investment Limited (incorporated by reference to Exhibit 10.1 of the Company’s Form 6-K (File No. 001- 39925), filed on May 30, 2025)
10.2	Amendment No.1 to Financial Advisory Engagement Letter dated April 17, 2025 by and between the Company and JAASH Investment Limited (incorporated by reference to Exhibit 10.2 of the Company’s Form 6-K (File No. 001- 39925), filed on May 30, 2025)
99.1	Press Release dated on June 30, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIAN RUIXIANG Holdings Ltd

Date: June 30, 2025	By:	/s/ Sheng Xu
	Name:	Sheng Xu
	Title:	Chief Executive Officer